Mail Stop 4561

January 31, 2007

VIA USMAIL and FAX (818) 610 - 0313

Mr. Allen E. Kahn
Chief Executive Officer
Concierge Technologies, Inc.
22048 Sherman Way, Suite 301
Canoga Park, California 91303

   Re: Concierge Technologies, Inc.
     Form 10-KSB for the year ended 6/30/2006
     Filed on 10/13/2006
     File No. 000-29913

Dear Mr. Allen E. Kahn:

  We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

  In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2006

Report of Independent Registered Accounting Firm, page 12

1.   We noted that your accountants did not opine on the 2005 consolidated statement of operations and cash flows. Please confirm us that you received a manually signed audit opinion from the independent registered public accounting firm that opines on the referenced financial statements.

Financial Statements and Notes

Note 15 – Subsequent Events

2.   You state that Ryan Consultants Ltd. incurred expenses on your behalf and performed other supportive roles in your fund raising efforts.   Please tell us the value of these services for each period that they were provided, whether it had an accounting consequence for the Company and why, and how you considered SAB Topic 1:B.1 and 5:T with respect to the provision of these services.

Item 8A. Controls and Procedures

3.   We note that the company performed an evaluation of the effectiveness of the design and operations of your disclosure controls and procedures and concluded that the Company's disclosure controls and procedures provide reasonable assurance.   Pursuant to Item 307 of Regulation S-B as amended by Release No. 33-8238: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosures in Exchange Act Periodic Reports, effective August 14, 2003, the principal executive and principal financial officer must still conclude whether the disclosure controls and procedures are, in fact, effective at the "reasonable assurance" level. Tell us how you complied with such requirements or advise us.

Certifications

4.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant